                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)

                                (Amendment No. 1)


                               STAGE STORES, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)


                Shares of Common Stock, par value $.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    85254C305
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                               September 17, 2002
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     [ ]   Rule 13d-1(b)
     [X]   Rule 13d-1(c)
     [ ]   Rule 13d-1(d)

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-------------------                                         -------------------
CUSIP No. 85254C305                  13G/A
-------------------                                         -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Greenlight Capital, L.L.C.
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               Delaware
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,978,200
  NUMBER OF                     ------------------------------------------------
    SHARES                      6        SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                              0
     EACH                       ------------------------------------------------
  REPORTING                     7        SOLE DISPOSITIVE POWER
 PERSON WITH
                                         1,978,200
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,978,200
--------------------------------------------------------------------------------

     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                   [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               10.2% **

--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               CO
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

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-------------------                                         -------------------
CUSIP No. 85254C305                  13G/A
-------------------                                         -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               David Einhorn
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]

--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,978,200
 NUMBER OF                      ------------------------------------------------
   SHARES                       6        SHARED VOTING POWER
BENEFICIALLY
  OWNED BY                               0
    EACH                        ------------------------------------------------
 REPORTING                      7        SOLE DISPOSITIVE POWER
PERSON WITH
                                         1,978,200
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,978,200
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                   [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               10.2% **
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

-------------------                                         -------------------
CUSIP No. 85254C305                  13G/A
-------------------                                         -------------------

--------------------------------------------------------------------------------
      1        NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

               Jeffrey A. Keswin
--------------------------------------------------------------------------------
      2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [ ]
                                                                     (b) [ ]
--------------------------------------------------------------------------------
      3        SEC USE ONLY

--------------------------------------------------------------------------------
      4        CITIZENSHIP OR PLACE OF ORGANIZATION

               U.S. Citizen
--------------------------------------------------------------------------------
                                5        SOLE VOTING POWER

                                         1,978,200
  NUMBER OF                     ------------------------------------------------
    SHARES                      6        SHARED VOTING POWER
 BENEFICIALLY
   OWNED BY                              0
     EACH                       ------------------------------------------------
  REPORTING                     7        SOLE DISPOSITIVE POWER
 PERSON WITH
                                         1,978,200
                                ------------------------------------------------
                                8        SHARED DISPOSITIVE POWER

                                         0
--------------------------------------------------------------------------------
      9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               1,978,200
--------------------------------------------------------------------------------
     10        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
               SHARES*                                                   [ ]

--------------------------------------------------------------------------------
     11        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

               10.2% **
--------------------------------------------------------------------------------
     12        TYPE OF REPORTING PERSON*

               IN
--------------------------------------------------------------------------------

         *SEE INSTRUCTIONS BEFORE FILLING OUT
         **SEE ITEM 4(b).

                         AMENDMENT NO. 1 TO SCHEDULE 13G

         This Amendment No. 1 to Schedule 13G (the "Schedule 13G"), relating to shares of common stock of Stage Stores, Inc., a Nevada corporation (the "Issuer"), is being filed with the Securities and Exchange Commission (the "Commission") as an amendment to Schedule 13G filed with the Commission on February 14, 2002. This Schedule 13G is being filed on behalf of Greenlight Capital, L.L.C., a Delaware limited liability company ("Greenlight"), and Mr. David Einhorn and Mr. Jeffrey A. Keswin, the principals of Greenlight.

         This Schedule 13G relates to shares of Common Stock of the Issuer purchased by Greenlight for the account of (i) Greenlight Capital, L.P. ("Greenlight Fund"), of which Greenlight is the general partner, (ii) Greenlight Capital Qualified, L.P. ("Greenlight Qualified"), of which Greenlight is the general partner and (iii) Greenlight Capital Offshore, Ltd. ("Greenlight Offshore"), to which Greenlight acts as investment advisor.

         The Schedule 13G is amended and supplemented as follows:

ITEM 4            OWNERSHIP.

                  Item 4 is hereby amended and restated in its entirety as follows:

                  (a) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 1,978,200 shares of Common Stock.

                  (b) Greenlight and Messrs. Einhorn and Keswin are the beneficial owners of 10.2% of the outstanding shares of Common Stock. This percentage is determined by dividing 1,978,200 by 19,382,459, the number of shares of Common Stock issued and outstanding as of September 13, 2002, as reported in the Issuer's quarterly report on Form 10-Q filed on September 17, 2002.

                  (c) Greenlight has the sole power to vote and dispose of the 1,978,200 shares of Common Stock beneficially owned by it. As the principals of Greenlight, Messrs. Einhorn and Keswin may direct the vote and disposition of the 1,978,200 shares of Common Stock beneficially owned by Greenlight.

ITEM 10           CERTIFICATION.

                  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

EXHIBITS          EXHIBIT 1

                  Joint Filing Agreement dated February 13, 2002, between Greenlight, David Einhorn and Jeffrey A. Keswin.

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                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


         Date: October 15, 2002


                                     Greenlight Capital, L.L.C.


                                     By: /S/ JEFFREY A. KESWIN
                                         --------------------------------------
                                         JEFFREY A. KESWIN, Managing Member



                                     /S/ DAVID EINHORN
                                     ------------------------------------------
                                     David Einhorn



                                     /S/ JEFFREY A. KESWIN
                                     ------------------------------------------
                                     Jeffrey A. Keswin

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                               INDEX TO EXHIBITS

EXHIBIT
NUMBER            DESCRIPTION
-------           -----------
  1               Joint Filing Agreement dated February 13, 2002, between
                  Greenlight, David Einhorn and Jeffrey A. Keswin.